LAZARD FRÈRES & CO. LLC

(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2024 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the
Securities Exchange Act of 1934**

SEC FILE NUMBER
8-2595

FILING FOR THE PERIOD BEGINNING ___January 1, 2024___ AND ENDING ___December 31, 2024___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lazard Frères & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):
  X   Broker-dealer   Security -based swap dealer   Major security-based swap participant
         Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

David D'Amore	212-632-6484
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)
10/20/2003			34
(Date of Registration with PCAOB (if applicable))			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e) (1) (ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, David D'Amore, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2024, is true and correct. I further affirm that neither the Company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

David D'Amore
Chief Financial Officer
Lazard Frères & Co. LLC

Subscribed and sworn to before me
this 25th day of February, 2025

Notary Public

This filing ** contains (check all applicable boxes):

(x) (a)   Consolidated Statement of Financial Condition.

(x) (b)   Notes to Consolidated Statement of Financial Condition.

( ) (c)   Consolidated Statement of Income (Loss) or, if there is other comprehensive income in the period presented, a Statement of Comprehensive Income (as defined in Section 210.1-02 of Regulation S-X).

( ) (d)   Consolidated Statement of Cash Flows.

( ) (e)   Consolidated Statement of Changes in Member's Equity.

( ) (f)   Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.

( ) (g)   Notes to Consolidated Financial Statements.

( ) (h)   Unconsolidated computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

( ) (i)   Computation of tangible net worth under 17 CFR 240.18a-2.

( ) (j)   Computation of determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

( ) (k)   Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

( ) (l)   Computation for determination of PAB Requirements under Exhibit A to 17 CFR 240.15c3-3.

( ) (m)   Information relating to the possession or control requirements for customers under 17 CFR 240.15c3-3.

( ) (n)   Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p) (2) or 17 CFR 240.18a-4, as applicable.

( ) (o)   Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

( ) (p)   Summary of financial data for subsidiaries not consolidated in the Statement of Financial Condition.

(x) (q)   An oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

( ) (r)   Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (s)   Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(x) (t)   Independent public accountant's report based on an examination of the Statement of Financial Condition.

( ) (u)   Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

( ) (v)   Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (w)   Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (x)   Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

( ) (y)   Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 7 CFR 240.17a-12(k).

( ) (z)   Other_____

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of Lazard Frères & Co. LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2025

We have served as the Company's auditor since 2000.

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

ASSETS

Cash and cash equivalents	$	560,036
Receivables, net:		
Fees		347,223
Affiliates		122,946
Other		14,493
Investments		235,084
Property (net of accumulated amortization and depreciation of $104,016 at December 31, 2024)		16,619
Operating lease right-of-use assets		15,636
Goodwill		145,180
Deferred tax assets		16,848
Other assets		99,913
TOTAL ASSETS	$	1,573,978

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation and benefits	$	364,308
Payables to affiliates		211,724
Accounts payable and accrued expenses		59,702
Operating lease liabilities		17,702
Income taxes payable		16,970
Obligations under pension and post employment benefit plans		4,115
Securities sold, not yet purchased		4,529
Derivative obligations		2,832
Other liabilities		23,342
TOTAL LIABILITIES		705,224

COMMITMENTS AND CONTINGENCIES

Member's equity		957,866
Accumulated other comprehensive loss, net of tax		(89,112)
TOTAL MEMBER'S EQUITY		868,754
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,573,978

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition are those of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"). Lazard Group is a wholly-owned indirect subsidiary of Lazard, Inc., a U.S. C-Corporation, (formerly Lazard Ltd. an exempt company incorporated under the laws of Bermuda), whose common stock is traded on the New York Stock Exchange. The Company includes the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), and LAM Holdings, Inc. The Company's principal operating activities are included in two business segments:

- Financial Advisory, which offers corporate, partnership, institutional, and individual clients across the globe a wide array of financial advisory services including mergers and acquisitions ("M&A") advisory, capital markets advisory, shareholder advisory, geopolitical advisory, restructuring and liability management, capital raising and placement, and other strategic matters; and
- Asset Management, which offers a broad range of global investment solutions and investment and wealth management services in equity and fixed income strategies, asset allocation strategies, alternative investments to corporations, public funds, endowments and foundations, labor funds, financial intermediaries and private clients.

In addition, the Company records selected other activities in its Corporate segment, including management of cash, investments, deferred tax assets and transactions with affiliates.

Basis of Presentation – The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates:

- Voting interest entities ("VOEs") where the Company holds a majority of the voting interest in such VOEs, and
- Variable interest entities ("VIEs") where the Company is the primary beneficiary having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of, or receive benefits from, the VIE that could be potentially significant to the VIE.

When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company either (i) applies the equity method of accounting in which it records a proportionate share of the entity's net earnings, or (ii) elects the option to measure its investment at fair value. Intercompany transactions and balances have been eliminated.

At December 31, 2024, the Company's consolidated subsidiary, LAM, reported $884,756 of assets, $462,528 of liabilities and $422,228 of equity on a stand-alone basis.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency – The consolidated statement of financial condition is presented in U.S. Dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. Dollars at year-end exchange rates. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. Dollars are reported in accumulated other comprehensive loss, net of tax ("AOCI").

Use of Estimates – The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires the use of management's estimates. In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives and assumptions used to value pension and other post-retirement plans;
- the discount rate used to measure operating lease right-of-use assets and operating lease liabilities;
- the adequacy of the allowance for credit losses;
- the realization of deferred tax assets and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash equivalents of $229,770, $120,818 and $47,014 that are invested in Dreyfus, Fidelity and Goldman Sachs money market funds, respectively, as of December 31, 2024.

Investments – Investments in equity securities are accounted for at fair value.

The Company has elected the fair value option for certain investments held by asset management funds that would otherwise have been accounted for using the equity method of accounting. Accounting for these investments at fair value is consistent with how the Company accounts for other investments held by asset management funds. The fair value of such investments is generally based on quoted prices in an active market.

Investments also include interests in alternative investment funds, private equity funds, debt funds and equity funds, each accounted for at either fair value or NAV or its equivalent. See Notes 5 and 6 for additional information regarding the Company's investments.

Receivables and Allowance for Credit Losses – The Company's receivables represent fee receivables, amounts due from affiliates and other receivables. The fee receivables are generally due within 60 days from the date of invoice, except as related to certain restructuring services and certain capital raising activities, where fees are due upon specified contractual payment terms. For customer loans within customers and other receivables, the Company has elected to apply the practical expedient, in accordance with the current expected credit losses ("CECL") guidance for financial assets with collateral maintenance provisions, which generally results in no expected credit losses given that these loans are fully collateralized and monitored for counterparty creditworthiness, with such collateral having a fair value in excess of the carrying amount of the loans.

Receivables are stated net of an estimated allowance for credit losses determined in accordance with the CECL model, for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

For fee receivables, the allowance for credit losses is determined together for all Financial Advisory fees, except for Private Capital Advisory given the different nature of the business, client composition, and risk characteristics. In addition, a separate allowance for credit losses is determined for all Asset Management fees. The allowances are measured by the application of an average charge-off rate, determined annually based on historical bad debt charge-off experience, to the fee receivable balance of the respective services, adjusted for the specific allowance recognized based on current conditions of individual clients. The current conditions are considered on a quarterly basis and include the aging of the receivables, the client's ability to make payments, and the Company's relationship with the client. In addition, the Company also performs a qualitative assessment on a quarterly basis to monitor economic factors and other uncertainties that may require additional adjustment to the expected credit losses allowance.

Financial Advisory and Asset Management fee receivables are generally deemed past due when they are outstanding 60 days from the date of invoice, except for certain transactions that include specific contractual payment terms that may vary from approximately one month to four years following the invoice date (as is the case for certain Private Capital Advisory fees) or may be subject to court approval (as is the case with Restructuring activities that include bankruptcy proceedings). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory and Asset Management fee

receivables past due in excess of 180 days and 10 months, respectively, are generally fully provided for unless there is evidence that the balance is collectible. Notwithstanding our policy for receivables past due, any specific receivables that are deemed uncollectible result in specific reserves against such exposures.

See Note 4 for additional information regarding the Company's receivables and allowance for credit losses.

Receivables, net - other – Other receivables consists of $8,423 from unsettled trades, $839 of receivables from fees due from third parties, $5,107 of loans receivable from employees, $24 related to the settlement of mutual fund transactions with customers of LAM, and $100 for clearing deposits held at our clearing broker. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net – Property is stated at cost less accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the remaining term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 10 years.

Operating Lease Right-of-use Assets and Operating Lease Liabilities—The Company determines if an arrangement is, or contains, a lease at its inception and reevaluates the arrangement if the terms are modified. Operating lease right-of-use assets ("ROU assets") represent the right to use an underlying asset for the lease term and operating lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the operating lease liability represents the present value of the remaining lease payments and the operating lease ROU asset is measured at the amount of the lease liability, adjusted for rent prepayments, unamortized initial direct costs and the remaining balance of lease incentives received. Both the operating lease ROU asset and the operating lease liability are reduced to zero at the end of the lease.

Goodwill – Goodwill has an indefinite life and is tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. In 2024, the Company changed its goodwill impairment testing date from November 1 to October 1 to align impairment testing procedures with Lazard, Inc.'s quarter-end financial reporting. The change was applied prospectively and was not material to the Company's consolidated statement of financial condition as it did not delay, accelerate or avoid an impairment charge. The Company performs a qualitative assessment about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit. If events indicate that it is more likely than not that the reporting unit's fair value is less than its carrying value, the Company performs a quantitative assessment to determine the fair value of the reporting unit and compares it to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would recognize an impairment loss equal to the excess. The Company completed its annual goodwill review and determined that no impairment existed. At December 31, 2024 goodwill of $125,539 and $19,641 was attributable to the Company's Financial Advisory and Asset Management segments, respectively.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value.

Derivative Instruments – A derivative is typically defined as a financial instrument whose value is "derived" from underlying assets, indices or reference rates, and include a future, forward, swap, warrant or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*i.e.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*i.e.*, currency swaps or options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates and equity and debt security prices. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law, in which case, the Company would net the applicable assets and liabilities and the related receivable and payable for net cash collateral under such contracts. The Company's derivative instruments are recorded at their fair value and are included in other assets, derivative obligations, and accrued compensation and benefits on the consolidated statement of financial condition. See Note 7 for information regarding derivatives.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these deferred compensation arrangements are based on the value of the underlying investments, adjusted for estimated forfeitures, and are included in accrued compensation and benefits on the consolidated statement of financial condition. Changes in the fair value of the derivative liabilities are equally offset by the changes in the fair value of investments owned by the Company that are expected to be delivered upon settlement of LAM's deferred compensation arrangements. See Note 14 for information regarding LAM's deferred compensation arrangements.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, receivables (excluding Private Capital Advisory receivables ("PCA")), investments, derivative instruments and securities sold not yet purchased.

Soft Dollar Arrangements – Certain entities within the Company's Asset Management business obtain research and other services through commission-sharing arrangements with broker-dealers, which are also known as "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Asset Management business does not have any contractual obligation or arrangement requiring it to pay for research and other eligible services obtained through soft dollar arrangements with brokers. Instead, the provider is obligated to pay for the services. Consequently, the Company

does not incur any liability in connection with any research or other eligible services obtained by the Asset Management business pursuant to such soft dollar arrangements. The use of soft dollars is limited by regulations in the European Union and the U.K. and, as such, the Company intends to directly pay a portion of the costs of such research and other eligible services going forward.

Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as deferred tax assets and deferred tax liabilities on the consolidated statement of financial condition. A deferred tax asset is recognized if it is more likely than not (defined as a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available information, including the following:
- nature, frequency, magnitude and duration of any past losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the Company's estimates regarding the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. See Note 16 for additional information relating to income taxes.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

3. RECENT ACCOUNTING DEVELOPMENTS

The Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures — In November 2023, the Financial Accounting Standards Board ("FASB") issued an accounting standard update to improve the disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about each reportable segment's expenses. The amendments include new annual and interim disclosure requirements primarily related to significant segment expenses, reportable segments' profit or loss, and information on the chief operating decision maker. The Company has adopted the new guidance and updated its segment disclosures in Note 18.

4. RECEIVABLES, NET - FEES

Fees receivables are stated net of an estimated allowance for credit losses determined in accordance with the CECL model, for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

The following table provides a summary of fees receivable as of December 31, 2024:

Financial advisory fees:	
Investment banking	$ 153,682
PCA	60,535
Asset management fees:	
Asset management and distribution fees	145,126
Total fees receivables	359,343
Less: Allowance for credit losses	(12,120)
Receivables, net - fees	$ 347,223

As of December 31, 2024, the Company had receivables past due or deemed uncollectible of $8,397.

Sale of PCA Receivables to a Related Party – During 2023, the Company entered into a Receivable Purchase Agreement with a foreign affiliate in which the Company sold $29,063 of its PCA receivables. In accordance with ASC 860, "Transfers and Servicing", the transaction meets the criteria for treatment as a sale, accordingly, the Company derecognized the PCA receivables it has sold. The PCA receivables were sold at their contract value plus accrued interest at the time of the sale and the Company no longer has risk associated with the collection of these receivables. PCA receivables earn interest at prevailing market rates at the time the PCA receivable is earned. In exchange for the enhanced liquidity and regulatory capital benefit as well as operational convenience, the Company continues to service the PCA receivables. As of December 31, 2024, the outstanding balance of PCA receivables sold was $11,937.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
 (In Thousands)

Loans Receivable from a Related Party – Included within other receivables are loans receivable from employees. These consist of loans issued to managing directors, staff, and employees. These are interest bearing loans and are short-term in nature.

5. INVESTMENTS

The Company's investments and securities sold, not yet purchased as of December 31, 2024, consist of the following:

Investments:

Equities	$	58,366
Funds:		
Alternative investments[a]		53,400
Debt [a]		24,842
Equity [a]		82,086
Private equity		16,390
		176,718
Total Investments, at fair value	$	235,084
Securities sold, not yet purchased, at fair value	$	4,529

[a] Interests in alternative investments, debt and equity funds include investments with fair values of $18,034, $4,076 and $17,686, respectively, as of December 31, 2024, held in order to satisfy LAM's liabilities upon vesting of previously granted fund interests related to LAM's deferred compensation arrangements. The Company's deferred compensation arrangements are further explained in Note 14.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts in order to seed strategies in LAM's business.

Alternative investments funds primarily consist of interests in various LAM-managed hedge funds, fund of funds and mutual funds. Such amounts primarily consist of investments in funds in order to seed strategies in LAM's business and amounts related to LAM's deferred compensation arrangements.

Debt funds primarily consist of investments in debt securities in order to seed strategies in LAM's business that invest in debt securities and amounts related to LAM's deferred compensation arrangements.

Equity funds primarily consist of investments in equity securities in order to seed strategies in LAM's business that invest in equity securities and amounts related to LAM's deferred compensation arrangements.

Private equity funds consist of an Asset Management seed investment in a sustainable private infrastructure opportunities fund.

6. **FAIR VALUE MEASUREMENTS**

The Fair Value Hierarchy of Investments and Certain Other Assets and Liabilities – The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1.   Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2.   Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, or (ii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3.   Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose trading volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis.

The fair value of debt is classified as Level 1 when the fair values are based on unadjusted quoted prices in active markets.

The fair value of equities is primarily classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds, debt funds and equity funds are classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund.

The fair value of securities sold, not yet purchased, is classified as Level 1 when the fair values are based on unadjusted quoted prices in active markets.

The fair value of the contingent consideration liability is classified as Level 3. The contingent consideration liability is initially recorded at fair value on the acquisition date and is included in other liabilities on the consolidated statement of financial condition. The fair value of the contingent consideration liability is remeasured at each reporting period. The inputs used to derive the fair value of the contingent consideration include the application of probabilities when assessing certain performance thresholds for the relevant periods. Our business acquisitions may involve the potential payment of contingent consideration upon the achievement of certain performance thresholds.

The fair values of derivatives are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's deferred compensation arrangements is based on the value of the underlying investments, adjusted for forfeitures. See Note 7 and Note 14.

Investments Measured at Net Asset Value ("NAV") – As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Company has no unfunded commitments related to these investments. The Company's investments valued at NAV as a practical expedient in (i) alternative investment funds, debt funds and equity funds are redeemable in the near term, and (ii) private equity funds are not redeemable in the near term as a result of redemption restrictions.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

The following table presents the classification of (i) investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 within the fair value hierarchy and (ii) investments measured at NAV or its equivalent as a practical expedient:

	Fair Value Measurements on a Recurring Basis				
	Level 1	Level 2	Level 3	NAV	Total
Assets:					
Investments:					
Equities	$ 58,028	$ -	$ 338	$ -	$ 58,366
Funds:					
Alternative investments	4,933	-	-	48,467	53,400
Debt	24,839	-	-	3	24,842
Equity	82,036	-	-	50	82,086
Private equity	-	-	-	16,390	16,390
Derivatives	-	274	-	-	274
Total	$ 169,836	$ 274	$ 338	$ 64,910	$ 235,358
Liabilities:					
Securities sold, not yet purchased	$ 4,529	$ -	$ -	$ -	$ 4,529
Derivatives	-	55,720	-	-	55,720
Contingent consideration			4,495		4,495
Total	$ 4,529	$ 55,720	$ 4,495	$ -	$ 64,744

There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy during the year ended December 31, 2024.

The initial recognition of the contingent consideration liability was a non-cash transaction entered into by LAM in 2023, and settlements represent aggregate cash and noncash settlement of contingent consideration after the acquisition date.

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2024 that are not measured at fair value on the Company's consolidated statement of financial condition.

			Fair Value Measurements Using:		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets:					
Cash and cash equivalents	$ 560,036	$ 560,036	$ 560,036	$ -	$ -
PCA receivables	60,535	61,379	-	-	61,379
Investment banking fees receivables	153,682	153,682		153,682	-
Asset management fees receivables	145,126	145,126		145,126	
Financial Liabilities:					
Other customer payables (a)	$ 12,102	$ 12,102		12,102	

(a) Payables to brokers - unsettled trades (included in Other Liabilities and Accounts Payable and Accrued Expenses)

(In Thousands)

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of PCA fees receivables are generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of investment banking fees receivables and asset management fees receivable and other customer payables approximates fair value due to their short-term nature.

The following table present, at December 31, 2024, certain investments that are valued using NAV or its equivalent as a practical expedient in determining fair value:

				Investments Redeemable	
	Fair Value	Unfunded Commitments	% of NAV Not Redeemable	Redemption Frequency	Redemption Notice Period
Investment					
Alternative investments funds:					
Hedge funds	$ 47,788	$ —	N/A	(a)	30 - 60 Days
Other	679	—	N/A	(b)	<30 - 90 Days
Debt funds	3	—	N/A	(c)	<30 Days
Equity funds	50	—	N/A	(d)	<30 - 30 Days
Private equity funds	16,390	—	100%	(e)	N/A
Total	$ 64,910	$ —			

Redemption frequency as follows:

(a) monthly (100%)

(b) daily (5%), monthly (95%)

(c) daily (100%)

(d) monthly (100%)

(e) Distributions from the fund will be received as the underlying investments of the fund are liquidated.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "derivative obligations" and the fair value of the Company's derivative liability relating to its obligations pertaining to LAM's deferred compensation arrangements reported within "accrued compensation and benefits" on the consolidated statement of financial condition as of December 31, 2024. Notional amounts provide an indication of the volume of the Company's derivative activity.

Derivative assets and liabilities, as well as related cash collateral from the same counterparty, have been netted on the consolidated statement of financial condition where the Company has a right to set off under an enforceable master netting agreement. Where such a legal opinion has not been either sought or obtained, amounts are not eligible for netting on the consolidated statement of financial condition, and those derivative assets and liabilities are shown separately in the table below.

In addition to the collateral received and transferred that is presented on a net basis with derivative assets and liabilities, the Company receives and transfers additional securities and cash collateral. These amounts mitigate counterparty credit risk associated with the Company's derivative instruments, but are not eligible for net presentation on the consolidated statement of financial condition.

	Assets as of December 31, 2024		Liabilities as of December 31, 2024	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts [a]	$ 665	$ 40,614	$ 398	$ 44,750
Equity and fixed income swaps and other [a]	125	409	17,527	116,239
Deferred compensation arrangements	-	-	38,311	36,010
Total Derivatives	790	41,023	56,236	196,999
Counterparty netting	(516)		(516)	
Total Derivatives, net of counterparty	$ 274		$ 55,720	
Cash collateral netting	-		(14,577)	
Total Derivatives, net	$ 274		$ 41,143	

(a) Forward foreign currency exchange rate contracts, and equity and fixed income swaps with the same counterparty under legally enforceable master netting agreements are recorded "net" in other assets and derivative obligations as of December 31, 2024.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

8. PROPERTY, NET

As of December 31, 2024, property, net consists of the following:

	December 31, 2024
Leasehold improvements	$ 7,806
Furniture and equipment	112,829
Total	120,635
Less - Accumulated depreciation and amortization	(104,016)
Property, net	$ 16,619

9. LEASES

The Company leases office space and equipment under non-cancelable lease agreements, which expire on various dates through 2033. Substantially all of these arrangements are operating leases relating to office space. Certain leases have renewal options that can be exercised at the discretion of the Company. The Company only includes renewal options in the lease term when it is reasonably certain to exercise the option. The Company does not record leases with a lease term of 12 months or less on the consolidated statement of financial condition.

The operating lease liabilities at commencement reflect total lease payments discounted using an incremental borrowing rate (on a collateralized basis) based on the lease term (the "Discount"), as an implicit rate was not readily determinable for any of the Company's existing operating leases. The Company determines its Discount with consideration of Lazard Group's public debt issuances as well as publicly available data for instruments with similar characteristics. For office space and equipment leases, the Company accounts for the lease and non-lease components as a single lease component.
In addition to rent payments, operating leases for office space generally contain payments for real estate taxes, insurance costs, common area maintenance, and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include them in the lease component. There are certain office leases outside of the U.S. that have annual rent increases based on year-over-year change in an index that are also accounted for as variable payments and are excluded from the lease component.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

Maturities of the operating lease liabilities outstanding at December 31, 2024 for each of the years in the period ending December 31, 2029 and thereafter are set forth in the table below.

	Year Ended December 31, 2024
2025	$ 5,188
2026	4,648
2027	3,676
2028	2,890
2029	1,685
Thereafter	1,899
Total minimum lease payments	19,986
Less - Discount	2,284
Operating lease liabilities	$ 17,702

10. OTHER ASSETS AND OTHER LIABILITIES

The following table sets forth the Company's other assets, by type, as of December 31, 2024:

	December 31, 2024
Prepaid expenses	$ 36,560
Prepaid compensation	27,376
Swap collateral	11,767
Pension asset	3,048
Cloud Software	6,202
Reimbursable client expenses	4,753
Current tax receivables and other taxes	3,347
Security Deposits	2,253
Other	4,607
Total	$ 99,913

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

The following table sets forth the Company's other liabilities, by type, as of December 31, 2024:

	December 31, 2024
LAM's settlements of mutual fund transactions	$ 9,156
Deferred Revenue	4,843
Contingent consideration liability	4,495
Other	4,848
Total	$ 23,342

11. TRANSACTIONS WITH AFFILIATES

A description of material transactions and balances with affiliates included in the consolidated statement of financial condition of the Company as of December 31, 2024 are set forth below.

Investment Management Services – LAM serves as an investment advisor for certain affiliated investment companies and alternative investment funds. Receivables relating to such services to affiliates were $46,598 at December 31, 2024, and are included in receivables, net - fees on the consolidated statement of financial condition.

Distribution Fees – LAM serves as distributor for certain affiliated investment companies. The Company's distribution fees receivable from affiliates as of December 31, 2024 was $311.

Debt Transfer Agreement – In March 2024, the Company entered into a debt transfer agreement between affiliates that resulted in a subsequent non-cash distribution of $40,781 to Lazard Group.

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2024:

Receivable from Lazard Group in connection with incentive compensation plans	$ 49,383
Banking and PCA fee sharing due from various affiliates	27,898
Executive management services charges due from LSCC	35,129
Other	10,536
Total Receivables from Affiliates	$ 122,946

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2024:

Compensation charges due to Lazard Group	$	59,892
Deferred compensation charges due to various affiliates		11,301
Rent allocation payable to Lazard Group		42,320
Executive management services charges due to LSCC		62,540
Banking and PCA fee sharing due to various affiliates		35,612
Other		59
Total Payables to Affiliates	$	211,724

12. COMMITMENTS AND CONTINGENCIES

Legal – The Company is involved from time to time in judicial, governmental, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company may experience significant variation in its revenue and earnings on an annual basis. Accordingly, the results of any pending matter or matters could be significant when compared to the Company's earnings in any particular year. The Company believes, however, based on currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

13. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

14. INCENTIVE COMPENSATION

The Company participates in Lazard, Inc.'s share-based and fund-based incentive compensation plans.

Fund-Based Incentive Compensation – Lazard Group sponsors a program whereby Lazard Group grants interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting. Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM based in the United Kingdom, owns the Lazard Fund Interests granted by Lazard Group to LAM-UK employees. These fund interests are included in investments on the consolidated statement of financial condition. Lazard Fund Interests generally provide for one-third vesting on the second anniversary of the grant date and the remaining two-thirds vesting on the third anniversary of the grant date.

LAM's Deferred Compensation Arrangements - LAM grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements (referred to herein as "LAM's deferred compensation arrangements"). LAM's deferred compensation arrangements generally require future service as a condition for vesting.

In connection with the Lazard Fund Interests purchased from Lazard Group and LAM's deferred compensation arrangements, the Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite service periods. The related compensation liabilities associated with Lazard Fund Interests and LAM's deferred compensation arrangements are accounted for at fair value as derivative liabilities that contemplate the impact of estimated forfeitures, and are adjusted for changes in fair value primarily related to changes in value of the underlying investments.

Cash Retention Awards
During the year ended December 31, 2024, the Company granted and paid approximately $33,800 of cash retention awards that are subject to repayment in full in connection with a termination of employment for cause or resignation without good reason on or prior to the three-year service period.

In connection with these awards, the Company recorded a prepaid compensation asset on the grant date based upon the amount paid. The remaining prepaid compensation asset was approximately $15,571 as of December 31, 2024.

15. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

Defined Benefit Plans – The Company provides pension and other post-employment benefits to certain employees through defined benefit plans. The defined benefit pension plans, prior to being frozen, generally provided benefits to participants based on average levels of compensation.   The other post-employment benefit plans sponsored by certain subsidiaries are active and provide benefits to the participants when they separate from the Company. Benefits are based on years of service and levels of compensation. The Company uses December 31 as the measurement date for its pension plans and post-employment plans.

LAM-UK co-sponsors a defined benefit pension plan (the "UK Plan") with Lazard & Co. Limited, a UK affiliate. The consolidated statement of financial condition includes LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2024.

Employer Contributions to Pension Plans – The Company's funding policy for its pension plans is to fund when required by government regulation or when applicable, upon an agreement with the plans' trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company funds its post-employment plans on a voluntary basis. The Company is not required to make a contribution to the qualified defined benefit plan in the U.S. during the year ending December 31, 2025. Contributions to the non-U.S. pension plans during the year ending December 31, 2025 are not expected to be material.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the plans to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The Company's investing policy for its post-employment plans is to invest in highly liquid, low risk mutual funds or interest bearing bank accounts to ensure funds are readily available when employees separate from the Company. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of the plans' investments measured at NAV or its equivalent as a practical expedient is determined based on information provided by external fund administrators and such investments are redeemable in the near term.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes: market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers

that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

The following table summarizes the fair value of plan assets, the accumulated benefit obligation and the projected benefit obligation at December 31, 2024:

	At December 31, 2024		
	U.S. Pension Plans	**Non U.S. Pension Plans**	**Total**
Fair value of plan assets	$12,750	$65,743	$78,493
Accumulated benefit obligation	$16,606	$62,950	$79,556
Projected benefit obligation	$16,606	$62,950	$79,556

The assumptions used to develop actuarial present value of the projected benefit obligation as of and for the year ended December 31, 2024 are set forth below:

	Employee Pension Plans	**Post Employment Plans**
Weighted-average assumptions used to determine Benefit Obligations:		
Discount rate	5.52%	4.00%

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized on the consolidated statement of financial condition for the benefit plans at December 31, 2024:

	Employee Pension Plans	Post Employment Plans
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 91,903	$ 269
Service cost	-	17
Amendments	-	14
Interest cost	4,123	(6)
Actuarial loss	(9,970)	(1)
Benefits paid	(5,707)	-
Foreign currency translation adjustment	(1,053)	(33)
Benefit obligation at end of year	79,296	260
Change in Plan Assets		
Fair value of plan assets at beginning of year	88,964	434
Actual return on plan assets	(4,727)	14
Employer contribution	499	-
Benefits paid	(5,707)	-
Foreign currency translation adjustment	(934)	(54)
Fair value of plan assets at end of year	78,095	394
Funded (deficit) at end of year	$ (1,201)	$ 134
Amount recognized in the Consolidated Statement of Financial Condition consists of:		
Pension asset (included in other assets)	$ 2,654	$ 394
Accrued benefit liability	(3,855)	(260)
Net asset (liability) recognized	$ (1,201)	$ 134
Amounts Recognized in Accumulated Other Comprehensive Loss (excluding tax expense of $5,086) consists of:		
Actuarial net loss	$ 30,643	$ 106
Prior Service Cost	$ 3,259	$ -

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five years and in the aggregate for the five years thereafter:

	Employee Pension Plans		Post Employment Plans
2025	$	5,240	$ 40
2026	$	4,815	$ 127
2027	$	4,955	$ 10
2028	$	5,690	$ 10
2029	$	5,160	$ 11
2030-2034	$	25,535	$ 62

Plans' Assets – The following table presents the categorization of the Company's pension plans' investments, measured at fair value, into a fair value hierarchy and investments measured at NAV or its equivalent as a practical expedient in accordance with fair value measurement disclosure requirements as of December 31, 2024:

	Level 1	Level 2	Level 3	NAV	Total
Plans' Assets					
Cash	$ 1,251	$ -	$ -	$ -	$ 1,251
Funds:					
Equity	8,439	5,396	-	5,556	19,391
Debt	5,939	10,074	-	41,170	57,183
Alternative investments	-	-	-	598	598
Other	-	70	-	-	70
Total plans' assets measured at Fair Value	$ 15,629	$ 15,540	$ -	$ 47,324	$ 78,493

Investments in funds managed by LAM include Level 1 Equity Funds of $7,241 and $3,186 of funds valued at net asset value as a practical expedient.

Consistent with the plans' investment strategies, at December 31, 2024, the Company's U.S. pension plan had 9% of the plan's assets invested in Level 1 equity funds, 47% invested in Level 1 debt funds, 43% invested in equity funds valued at NAV as a practical expedient and 1% of the plan's assets invested in cash, which is a Level 1 asset. The Company's UK Plan at December 31, 2024 had 19% of the plan's assets invested in equities and equity funds that are Level 1 and Level 2 assets, 79% of the plan's assets invested in debt that are Level 1, Level 2 and measured at NAV as a practical expedient, 1% of the plan's assets invested in other investments, which are Level 2 assets or

LAZARD FRÈRES & CO. LLC

**NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024**

(In Thousands)

alternative investments measured at NAV as a practical expedient and 1% of the plan's assets invested in cash, which is a Level 1 asset.

16. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner, and its operations are included in the tax returns of Lazard Group.

Details of the Company's deferred tax assets and liabilities at December 31, 2024 are as follows:

Gross Deferred tax assets:		
Compensation and benefits	$	15,891
Basis adjustments		49
Net operating loss and tax credit carryforwards		15,109
Depreciation and amortization		484
Other		1,576
Gross deferred tax assets		33,109
Valuation allowance		(8,989)
Total deferred tax assets, net of valuation allowance		24,120
Gross Deferred tax liabilities:		
Compensation and benefits		5,370
Depreciation and amortization		72
Goodwill		41
Other		1,878
Total gross deferred tax liabilities		7,361
Total net deferred tax assets	$	16,759

The Company has net operating loss and tax credit carryforwards for which related deferred tax assets of $15,109 were recorded at December 31, 2024 primarily related to definite-lived net operating loss carryforwards of $5,891 for Canada and certain carryforwards of $7,735 in the U.S., which a portion begins to expire in 2028.

The Company's liability for unrecognized tax benefits of $13,748 at December 31, 2024, includes $3,498 related to interest and penalties, which, if recognized, $12,030 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination for years prior to 2018. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated statement of financial

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

(In Thousands)

condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2024 (excluding interest & penalties of $2,888)	$ 10,102
Increases in gross unrecognized tax benefits pertaining to:	
Tax positions taken during prior year	1,010
Tax positions taken during current year	1,396
Decreases in gross unrecognized tax benefits pertaining to:	
Tax positions taken in prior years	(310)
Settlements	-
A lapse of the applicable statue of limitations	(1,948)
Balance, December 31, 2024 (excluding interest & penalties of $3,498)	$ 10,250

The Company anticipates that it is reasonably possible that approximately $1,900 of unrecognized tax benefits recorded at December 31, 2024 may be recognized within 12 months as a result of the lapse of the statute of limitations in various taxing jurisdictions.

17. REGULATORY REQUIREMENTS

LF&Co. is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage (6 2/3%) of total aggregate indebtedness recorded in LF&Co.'s FOCUS report filed with the Financial Industry Regulatory Authority or $5, whichever is greater. In addition, the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15:1. At December 31, 2024, LF&Co.'s regulatory net capital was $145,582, which exceeded the minimum requirement of $7,334. The Company's aggregate indebtedness to net capital ratio was 0.76:1 as of December 31, 2024.

Certain LAM subsidiaries are subject to various capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2024, each of these subsidiaries individually was in compliance with its capital requirements.

18. SEGMENT INFORMATION

The Company's reportable segments offer different products and services and are managed separately, as different levels and types of expertise are required to effectively manage the segments' transactions. Each segment is reviewed by the Chief Operating Decision Maker (the "CODM") to determine the allocation of resources and to assess its performance. The Company's reportable segments are Financial Advisory, Asset Management, and Corporate, which are described in Note 1. The Company's CODM is the Company's Chief Executive Officer.

19. SUBSEQUENT EVENTS

Management has evaluated whether any events occurred subsequent to the date of the consolidated statement of financial condition and through the date of issuance of the consolidated statement of financial condition, and determined there were no material events that would require recognition or disclosure on the consolidated statement of financial condition.

* * * * *